Mail Stop 3561

March 16, 2009

Peter Klamka
President and Chief Executive Officer
Solar Acquisition Corp.
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103


Re: **Solar Acquisition Corp.**
Amended Registration Statement on Form S-1
Filed March 3, 2009
Form 10-K for Fiscal Year Ended December 31, 2007
Filed July 10, 2008
Form 10-Q for the Fiscal Period Ended September 30, 2008
Filed January 13, 2009
File No. 333-152496


We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amended Registration Statement on Form S-1

Shares Eligible for Future Sale, page 28

1.   We note, that you have re-inserted the "Shares Eligible For Future Sale" section. We also note your inclusion of a statement referring readers to the legality opinion filed as an exhibit to the registration statement in the first paragraph of that section. In addition, please revise the second sentence of the second paragraph of this section to indicate, if true, that the statement regarding the tradability of the shares is the opinion of your counsel and refer readers to the legality opinion filed as an exhibit. Also, please clarify that only the shares being registered under this registration statement will be tradable without further restriction.

Exhibits

2.   We note that you have omitted from your Exhibit Index a form of your stock certificate. Please file a form of your stock certificate and include a reference to your stock certificate in your Exhibit Index or advise why you believe you are not required to file a form of your stock certificate. Please refer to Item 601(b)(4) of Regulation S-K.

3.   Exhibit 23.1 appears to be the Report of Independent Registered Public Accounting Firm. Please note this does not comply with Rule 436 of the Securities Act of 1933. Please include a currently dated auditor consent(s) in your next amendment.

Form 10-Q for the Fiscal Period Ended September 30, 2008

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2

4.   We note your response to comment six from our letter dated February 3, 2009. We also note your Rule 13a-14(a) certification that you filed with your 10-SB/A. In future filings, please omit the title of the certifying officer from the title of the certification. The title should merely state "certification." Please confirm your understanding in this regard. Please also confirm that the inclusion of your certifying officer's title in the title of the certification was not intended to limit the capacity in which the officer provided the certifications.

        Please file your Form 10-K and Form 10-Q promptly and as appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3725 with any questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Jillian Ivey Sidoti, Esq.
        Via Facsimile